[LOGO]           Administrative Offices
                 580 Walnut Street                                 INSURED COPY
GREAT AMERICAN   Cincinnati, Ohio 45202                           234-60-50 - 02
INSURANCE GROUP  Tel: 1-513-369-5000                                  REVISED


                             INVESTMENT COMPANY BOND

                        GREAT AMERICAN INSURANCE COMPANY


           (A Stock Insurance Company, Herein Called the Underwriter)

DECLARATIONS                                          Bond No. 234-60-50 - 03
--------------------------------------------------------------------------------
Item 1.     Name of Insured (herein called Insured):     The Oberweis Funds
                                                         3333 Warrenville Road,
                                                         Suite 500
Principal Address:                                       Lisle, IL 60532
--------------------------------------------------------------------------------

Item 2.     Bond Period from 12:01 a.m. 10/26/2009 to 12:01 a.m. 01/01/2010 the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.
--------------------------------------------------------------------------------
Item 3.     Limit of Liability - Subject to Sections 9, 10 and 12 hereof,

            Amount applicable to

                                                                   Limit of Liability      Deductible
                                                                   ------------------      ----------
            Insuring Agreement (A)-FIDELITY                             $900,000              $0
            Insuring Agreement (B)-ON PREMISES                          $900,000              $5,000
            Insuring Agreement (C)-IN TRANSIT                           $900,000              $5,000
            Insuring Agreement (D)-FORGERY OR ALTERATION                $900,000              $5,000
            Insuring Agreement (E)-SECURITIES                           $900,000              $5,000
            Insuring Agreement (F)-COUNTERFEIT CURRENCY                 $900,000              $5,000
            Insuring Agreement (G)-STOP PAYMENT                         $100,000              $5,000
            Insuring Agreement (H)-UNCOLLECTIBLE ITEMS OF DEPOSIT       $100,000              $5,000
            Insuring Agreement (I)-AUDIT EXPENSE                        $100,000              $5,000
            Insuring Agreement (J)-TELEFACSIMILE TRANSMISSIONS          $900,000              $5,000
            Insuring Agreement (K)-UNAUTHORIZED SIGNATURES              $100,000              $5,000
            Optional Insuring Agreements and Coverages
            Insuring Agreement (L)-COMPUTER SYSTEMS                     $900,000              $5,000
            Insuring Agreement (M)-AUTOMATED PHONE SYSTEMS              Not Covered           N/A

            If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.
--------------------------------------------------------------------------------

Item 4. Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: N/A
--------------------------------------------------------------------------------
Item 5. The liability of the Underwriter is subject to the terms of the following riders attached hereto: Riders No. 1 & 2
--------------------------------------------------------------------------------
Item 6. The Insured by the acceptance of this bond gives to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) 234-60-50 - 01 such termination or cancellation to be effective as of the time this bond becomes effective.

[LOGO]                     Administrative Offices
                           580 Walnut Street                       INSURED COPY
GREAT AMERICAN             Cincinnati, Ohio 45202                 234-60-50 - 02
INSURANCE GROUP            Tel: 1-513-369-5000                        REVISED

                                  RIDER NO. 2

                              INSURING AGREEMENT L

To be attached to and form part of Bond No. 234-60-50 - 03

in favor of    The Oberweis Funds

It is agreed that:

1. The attached bond is amended by adding an additional Insuring Agreement as follows:

                                COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1)   entry of data into, or
(2)   change of data elements or programs within

a Computer System; provided that fraudulent entry or change causes

      (a)   Property to be transferred, paid or delivered,
      (b) an account of the Insured, or of its customer, to be added, deleted, debited or credited, or
      (c) an unauthorized account or a fictitious account to be debited or credited;

(3) voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone;

and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to:

      (i)   cause the Insured or its agent(s) to sustain a loss, and
      (ii) obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit,
      (iii) and further provided such voice instructions or advices:

      (a) were made by a person who purported to represent an individual authorized to make such voice instructions or advices; and
      (b)   were electronically recorded by the Insured or its agent(s).

(4) It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s) shall to the best of their ability electronically record all voice instructions or advices received over telephone. The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuos basis. Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record a conversation from any cause, or error omission of any Employee(s) or agent(s) of the Insured.

[LOGO]                     Administrative Offices
                           580 Walnut Street                       INSURED COPY
GREAT AMERICAN             Cincinnati, Ohio 45202                 234-60-50 - 02
INSURANCE GROUP            Tel: 1-513-369-5000                        REVISED

                              SCHEDULE OF SYSTEMS

Insureds Proprietary System

2.    As used in this Rider, Computer System means:

      (a) computers with related peripheral components, including storage components, wherever located,
      (b)   systems and applications software,
      (c)   terminal devices,
      (d) related communication networks or customer communication systems, and
      (e)   related Electronic Funds Transfer Systems,

by which data are electronically collected, transmitted, processed, stored, and retrieved.

3. In addition to the exclusion in the attached bond, the following exclusions are applicable to this Insuring Agreement:

      (a) loss resulting directly or indirectly from the theft of confidential information, material or data: and (b) loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured's Computer System.

4.    The following portions of the attached bond are not applicable to this
Rider:

      (a) the initial paragraph of the bond preceding the Insuring Agreements which reads "...at any time but discovered during the Bond Period."
      (b) Section 9-NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY
      (c)   Section 10-LIMIT OF LIABILITY

5. The coverage afforded by this rider applies only to loss discovered by the Insured during the period this Rider is in force.

6. All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7. The Limit of Liability for the coverage provided by this Rider shall be Dollars, $900,000.

8. The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of $5,000 (herein called the Deductible Amount) but not in excess of the Limit of Liability stated above.

[LOGO]                     Administrative Offices
                           580 Walnut Street                       INSURED COPY
GREAT AMERICAN             Cincinnati, Ohio 45202                 234-60-50 - 02
INSURANCE GROUP            Tel: 1-513-369-5000                        REVISED

9. If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10. Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this rider may also be terminated or cancelled without cancelling the bond as an entirety:

      (a) 90 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or
      (b) immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at shore rates if this Rider is terminated or cancelled or reduces by notice from, or at the instance of the Insured.

11. Section 4-LOSS-NOTICE-PROOF-LEGAL PROCEEDING of the Conditions and Limitations of this bond is amended by adding the following sentence:


"Proof of Loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recording of such Voice Instructions of advices."

12. Notwithstanding the foregoing, however, coverage afforded by the Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate Policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its separate Policy.

13. This rider shall become effective as of 12:01 a.m. on 10/26/2009 standard time.

Resolution #5

Ratification of Fidelity Bond Coverage

      WHEREAS, this Board has approved the form and amount of fidelity bond (the "Bond") discussed at the November 13, 2008 Board meeting with coverage against larceny and embezzlement in the amount of $750,000;

            RESOLVED, that this Board ratifies the acquisition of the Investment Company Bond in the amount of $750,000 issued by Great American Insurance Co., an A rated Company by A.M. Best under Policy #234-60-50-02;

            FURTHER RESOLVED, that the premium of $2,598 paid by the Trust for the policy period from January 1, 2009 to January 1, 2010 is hereby ratified and approved.